Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

FALCON FINANCIAL INVESTMENT TRUST
(Name of Subject Company)

FALCON FINANCIAL INVESTMENT TRUST
(Name of Person Filing Statement)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

306032 10 3
(CUSIP Number of Class of Securities)

David A. Karp
President and Chief Financial Officer
Falcon Financial Investment Trust
15 Commerce Road
Stamford, Connecticut 06902
(203) 967-0000
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)

With a Copy to:
J. Warren Gorrell, Jr., Esq.
Stuart A. Barr, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-5600

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TELECONFERENCE TRANSCRIPT
Falcon Financial Investor Conference Call
January 20, 2005
4:30 p.m. EST

Operator: Good afternoon, everyone. And welcome to the Falcon Financial Investment Trust's special conference call to discuss its acquisition by iStar Financial. This call is being recorded.

At this time, all participants have been placed on a listen-only mode. Following formal remarks from management, the call will be opened to questions.

At this time, I'd like to turn the floor over to John Quirk from the Ruth Group. You may begin.

John Quirk: Thank you Keith. By now you should've received a copy of today's press release announcing this transaction. If you have not yet received a copy, please call Van Mai at 203-388-0821, and she will e-mail or fax a copy of the release during this call.

With us today from management are Vernon Schwartz, Chairman and Chief Executive Officer, David Karp, President and Chief Financial Officer, and Allison Berman, Senior Vice President and General Counsel.

Before I turn over the call to Vernon Schwartz, I will read the Notice to Investors and Safe Harbor statement. This announcement does not constitute an offer to purchase, nor a solicitation of an offer to sell any securities. The tender offer for Falcon Financial's outstanding shares described in this press release has not yet commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the U.S. Securities and Exchange Commission. The tender offer statement, including an offer to purchase, a letter of transmittal and other offer documents and a solicitation recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of Falcon Financial at no expense to them.

In addition, all those materials and all other offer documents filed with the SEC will be available at no charge on the SEC's website at www.sec.gov.

This conference call contains certain forward-looking statements within the meaning of Section 21-E of the Securities Exchange Act of 1934 and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends, and other matters that are not historical facts. The forward-looking statements included in this conference call reflect Falcon Financial Investment Trust's current view about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause future events, achievements or results to differ materially from those expressed by the forward-looking statements.

Important factors that could cause Falcon Financial Investment Trust's actual results to differ materially from current expectations reflected in the forward-looking statements included in this conference call include, among others, the risk factors discussed in its filings with the Securities and Exchange Commission.

Falcon Financial Investment Trust does not intend and disclaims any duty or obligation to update or revise any forward-looking statements included in this conference call to reflect new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Falcon Financial Investment Trust's views as of any date subsequent to January 20, 2005.

At this time, I give you Vernon Schwartz. Vernon.

Vernon Schwartz: This morning we announced that we've signed a definitive agreement to be acquired by iStar Financial Inc., a publicly traded finance company focused on the commercial real estate industry.

Under the terms of the agreement, iStar Financial will commence a cash tender offer to acquire all of Falcon Financial's outstanding shares for $7.50 cash per share. The agreement has been approved by the boards of directors of both companies. Lehman Brothers Inc. advised our board of trustees and provided us a fairness opinion relating to the transaction.

As you know, loan origination is one of the key drivers of our business and volume is a necessary ingredient for us to benefit from the operational leverage inherent in our cost structure. In 2004, our loan originations were below expectations; and for a variety of reasons, looking forward, at least for the foreseeable future, we do not believe our company would grow as fast and as large as we desire to be. These levels of originations do not undermine our basic strategic premise; namely, that there is a significant need for capital in this sector, capital to finance acquisitions, facility improvements and real estate acquisitions. It, rather, reflects our ability to deliver a flexible-enough product to meet our customer needs.

In April of 2004, iStar Financial became our warehouse provider. After having come to understand our business, both through their lending relationship with us, as well as their experience in this sector through their AutoStar joint venture, which provides their leaseback financing to auto dealers, late in 2004 iStar approached us concerning the possibility of a strategic relationship. They recognized that, but for the capital and other constraints imposed upon us, the underlying business was viable and had significant untapped potential. As such, when they indicated an interest in acquiring our company, we took their interest very seriously.

Over the past month, we have spent considerable time with our board and advisors reviewing not only the iStar proposal but our strategic options more generally and came to the conclusion that a sale of the company was in the best interests of shareholders and that the terms of the offer announced were fair to shareholders.

Again, as reported in our press release, we expect to clear our fourth-quarter dividend such that the record date of such dividend would occur prior to the close of the iStar Financial tender offer. At this time we're not in a position to provide any guidance as to the amount of the dividend.

We're ready to accept questions, although we would ask you to refer to our public filings with respect to any technical questions concerning the offer.

Operator, would you please open the call for the question-and-answer session?

Operator: Yes, sir. Ladies and gentlemen, the question and answer session will be conducted electronically. If you'd like to ask a question please do so by pressing the star key followed by The digit 1 on your touchtone telephone. If you're using a speaker phone, we ask that you please make sure the mute function is turned off so the signal can be read by our equipment. Once again, star 1 for questions, please.

We'll pause for just a moment to assemble our roster. As a reminder, star 1 for questions. Star 1 for questions

We'll go first to Andrew Westle with FBR. Please go ahead.

Q (Meryl Ross): Hi. This is actually Meryl Ross with FBR also. Vernon, where there any credit concerns that popped up in the past, say, three or four months that helped your decision-making process along?

A (Vernon Schwartz): No.

Operator: We'll go next to Michael Emerald with Longfellow Investments.

Q (Michael Emerald): When should the tender begin, and how long will it be open for?

A (Vernon Schwartz): I would refer you to the documents that we are going to be filing. But the tender offer will start within 10 business days of the signing of the merger agreement.

Q (Michael Emerald): Will it be open for the 20 typical business days?

A (Vernon Schwartz): Yes.

Q (Michael Emerald): What regulatory approvals do you need other than Hart-Scott-Rodino?

A (Vernon Schwartz): Again, I refer you to the public documents for that.

Operator: Once again, star 1 for questions. We'll go next to John Mesanic with Wasatch Advisors. Please go ahead.

Q (John Mesanic): Yes, I'm trying—if you could give me a little bit more color on the thought process behind this, I guess. And I have two kind of comments. One, you started out by saying that originations have been difficult and that maybe the potential market opportunity was not as great as you expected. And I think we've kind of seen—clearly, the originations have been slower than expected since the IPO.

But in the next comment, you said that iStar saw this as a very viable business and significant untapped potential. So how do I connect those two points and then relate it to selling out at book value? It seems to me that there's, based on the third quarter report, in the loans that closed after 9-30, shortly thereafter on 9-30 that you talked about, you know, there's about a $230 million loan portfolio that I would think is worth more than book value.

A (Vernon Schwartz): Let me answer your question the following way: As I indicated, iStar recognized that but for the capital and other constraints imposed upon us, the underlying business was viable and had significant untapped potential.

As to your other question, as I said, over the past month our board has spent considerable time looking at strategic offer—at the iStar proposal and other strategic options and came to the conclusion that a sale was in the best interest of the company and its shareholders.

Q (John Mesanic): Well, if you just answered Meryl Ross' question that there weren't any credit problems, would you agree that $230 million loan portfolio in and of itself is, if you just took those loans and financed them with the appropriate amount of equity, that would be worth more than, you know, that part of the equity would sell more than one times book value?

A (Vernon Schwartz): I have no comment on that.

Q (John Mesanic): How are we supposed to get comfortable with the valuation that the board of trustees seems to agree to? Is there information in the fairness opinions? Are the fairness opinions going to be in all the documents sent to shareholders?

A (Vernon Schwartz): You would have to rely on our public material and the documents filed pursuant to the merger offer.

Q (John Mesanic): I guess I'm a little unclear. Does this have to be voted on by shareholders or not?

A (Vernon Schwartz): Not the tender offer; but again, I would ask you to look at the documents that will be filed. It will explain it explicitly there.

Q (John Mesanic): Okay. Thank you.

Operator: Ladies and gentlemen, at this time we have no further questions in the queue. We would like to give everybody one final opportunity to signal by hitting star 1 on your touchtone telephone; star 1 for questions, please.

At this time I'd like to turn the conference back to Mr. Schwartz for any additional or closing remarks.

Vernon Schwartz—Chairman, CEO: I'd just like to thank everybody for joining us today. Thank you very much.

Operator: Ladies and gentlemen, this does conclude today's teleconference. We appreciate your participation; and you may disconnect your phone lines at this